File No.  69-409



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                           EASTERN SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

               Claimant:
               ---------

               Eastern Systems Corporation
               414 Summers Street
               Charleston, West Virginia 25301

               The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America, a West Virginia corporation. It was incorporated to be a holding company for Mountaineer Gas Company.

               Subsidiaries of the Claimant:
               -----------------------------

               A.   Mountaineer Gas Company
                    414 Summers Street
                    Charleston, West Virginia 25301

               Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 3,900 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.

                    I.   Mountaineer Gas Services, Inc.
                         414 Summers Street
                         Charleston, West Virginia 25301

                    Mountaineer   Gas   Services,   Inc.  is  a  West   Virginia
               corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                    II.  Mapcom Systems, Inc.
                         7345 Whitepine Road
                         Richmond, Virginia 23237

                    Mapcom Systems, Inc. is a Virginia corporation, wholly owned by Mountaineer, engaged in automated mapping facilities management and geographical information systems software development and services.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

               Oil and gas producing facilities of Mountaineer Gas Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

               The gas distribution facilities of Mountaineer cover the main population centers of the state of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Engage Energy, L.P., Equitable Resources Marketing Company, Texaco Gas Marketing, Noble Gas
          Marketing, Valero Gas Marketing, Eastern Marketing Corporation, Eastern American Energy Corporation and Coral Energy, L.P..


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. and related revenues of electric energy sold (at retail or wholesale), and Mcf. and related revenues of natural and manufactured gas distributed at retail.

              21,364,033 Mcf                        $141,857,740

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      None

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      None

          (d) Number of kwh. and related cost of electric energy and Mcf. and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              17,669,885 Mcf                          $40,021,953


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                 Not applicable.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                 Not applicable.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Not applicable.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                 Not applicable.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                 Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                    EXHIBIT B

         A Financial Data Schedule is attached hereto as Exhibit B.


                                    EXHIBIT C

                                 Not applicable.

         The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                             EASTERN SYSTEMS CORPORATION
                                             ---------------------------
                                                  (Name of claimant)



                                        By: /s/ MICHAEL S. FLETCHER
                                           ------------------------------------

                                        Name:    Michael S. Fletcher

                                        Title:   President



CORPORATE SEAL

Attest:


/s/ DONALD C. SUPCOE
------------------------------------

Name:    Donald C. Supcoe

Title:   Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Bradford C. Witmer
Controller
Eastern Systems Corporation
414 Summers Street
Charleston, West Virginia   25301

EXHIBIT A

                                                 EASTERN SYSTEMS CORPORATION
                                               CONSOLIDATING INCOME STATEMENTS
                                       FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                          UNAUDITED

                                          EASTERN      MOUNTAINEER     MOUNTAINEER       MAPCOM                           EASTERN
                                          SYSTEMS          GAS         GAS SERVICES      SYSTEMS,      CONSOLIDATING   SYSTEMS CORP.
                                        CORPORATION      COMPANY           INC.            INC.           ENTRIES      CONSOLIDATED
                                       ------------    ------------    ------------    ------------    ------------    ------------
REVENUES
  Utility gas sales and
    transportation                             --       151,744,270            --              --              --       151,744,270
  Gas marketing & pipeline                     --              --         9,439,435            --              --         9,439,435
  Oil and gas sales                            --              --         3,984,884            --              --         3,984,884
  Well and service operations                  --              --              --              --              --              --
  Other revenues                               --              --              --         1,536,359            --         1,536,359
                                       ------------    ------------    ------------    ------------    ------------    ------------
     Total revenues                            --       151,744,270      13,424,319       1,536,359            --       166,704,948
                                       ------------    ------------    ------------    ------------    ------------    ------------

COSTS AND EXPENSES
  Utility gas purchased                        --        77,421,132            --              --              --        77,421,132
  Gas marketing & pipeline cost                --              --         8,940,087            --              --         8,940,087
  Field and lease operating                    --              --         1,161,130            --              --         1,161,130
  Utility operations & maintenance             --        22,474,565            --              --              --        22,474,565
  General & administrative                  525,773      12,288,099         918,624       1,460,670        (577,440)     14,615,726
  Taxes, other than income                     --        13,195,594         177,622            --              --        13,373,216
  Depletion, deprec., amortiz.-O&G             --              --           460,478            --              --           460,478
  Depletion, deprec., amortiz.-other           --         8,589,474         206,606         131,498       1,038,734       9,966,312
  Impairment & exploratory costs               --              --              --              --              --              --
                                       ------------    ------------    ------------    ------------    ------------    ------------
     Total operating expenses               525,773     133,968,864      11,864,547       1,592,168         461,294     148,412,646
                                       ------------    ------------    ------------    ------------    ------------    ------------

OPERATING INCOME                           (525,773)     17,775,406       1,559,772         (55,809)       (461,294)     18,292,302

OTHER (INCOME) EXPENSE
  Interest                                   (7,875)      6,560,974            --              (611)       (151,272)      6,401,216
  Gain on sale of properties                   --              --              --              --              --              --
  Other (income) & expense                   (1,867)        (57,595)        (49,657)         (2,630)           --          (111,749)
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCOME BEFORE INCOME TAXES                 (516,031)     11,272,027       1,609,429         (52,568)       (310,022)     12,002,835

  Income tax expense (benefit)             (206,413)      4,668,374         642,804         (19,218)       (124,008)      4,961,539
                                       ------------    ------------    ------------    ------------    ------------    ------------

INCOME BEFORE MINORITY INTEREST            (309,618)      6,603,653         966,625         (33,350)       (186,014)      7,041,296

Minority Interest                              --              --              --              --              --              --
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET INCOME (LOSS)                          (309,618)      6,603,653         966,625         (33,350)       (186,014)      7,041,296
                                       ============    ============    ============    ============    ============    ============

EBITDAX                                    (525,773)     26,364,880       2,226,856          75,689         577,440      28,719,092

                                               EASTERN SYSTEMS CORPORATION
                                              CONSOLIDATING BALANCE SHEETS
                                                 AS OF DECEMBER 31, 1998
                                                        UNAUDITED

                                              EASTERN      MOUNTAINEER    MOUNTAINEER       MAPCOM                       EASTERN
                                              SYSTEMS         GAS         GAS SERVICES      SYSTEMS,    CONSOLIDATING  SYSTEMS CORP.
                                            CORPORATION      COMPANY          INC.            INC.         ENTRIES     CONSOLIDATED
                                            ------------   ------------   ------------   ------------   ------------   ------------
             ASSETS
CURRENT ASSETS
  Cash                                            37,806       (720,519)       995,970        118,641        720,519      1,152,417
  Accounts receivable                               --             --             --             --             --             --
    Utility gas and transportation                  --       28,472,180           --             --             --       28,472,180
    Gas marketing & pipeline                        --             --             --             --             --             --
    Oil and gas                                     --             --        1,504,093           --             --        1,504,093
    Other                                           --             --             --          283,707           --          283,707
      Allowance for doubtful accounts               --             --             --             --             --             --
  Due from (to) affiliates                     4,183,545      1,054,520        525,899           --             --        5,763,964
  Inventory                                         --             --             --             --             --             --
  Income tax receivable                             --             --             --             --        4,164,596      4,164,596
  Deferred income tax                            335,984      3,656,946           --            4,866       (290,901)     3,706,895
  Prepaid and other                                 --       16,616,339        325,796         10,400      4,999,535     21,952,070
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Total current assets                       4,557,335     49,079,466      3,351,758        417,614      9,593,749     66,999,922
                                            ------------   ------------   ------------   ------------   ------------   ------------
PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property                              --             --        9,015,856           --         (138,395)     8,877,461
  Utility and transmission plants                   --      250,851,963      5,156,060        273,441    (78,780,837)   177,500,627
  Other property                                    --             --             --             --             --             --
  Pipeline                                          --             --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------   ------------
                                                    --      250,851,963     14,171,916        273,441    (78,919,232)   186,378,088
  Accumulated depreciation, depletion
    and amortization                                --     (119,333,756)    (3,599,803)       (66,677)    94,893,188    (28,107,048)
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Property, plant & equipment, net                --      131,518,207     10,572,113        206,764     15,973,956    158,271,040
                                            ------------   ------------   ------------   ------------   ------------   ------------
OTHER ASSETS
  Investment in affiliate                     64,091,184     10,431,542           --             --      (74,522,726)          --
  Deferred financing costs                          --        2,625,387           --             --             --        2,625,387
  Notes receivable                                  --          150,000           --             --             --          150,000
  Notes receivable-related party                    --             --             --             --             --             --
  Deferred utility charges                          --             --             --             --             --             --
  Deferred income taxes                             --             --             --             --             --             --
  Other long-term assets                            --       16,196,745           --             --         (377,646)    15,819,099
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Total other assets                        64,091,184     29,403,674           --             --      (74,900,372)    18,594,486
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Total Assets                              68,648,519    210,001,347     13,923,871        624,378    (49,332,667)   243,865,448
                                            ============   ============   ============   ============   ============   ============
LIABILITIES AND STOCKHOLDERS'
  EQUITY

CURRENT LIABILITIES
  Accounts payable                               503,946      8,723,215      2,436,736         99,814        720,519     12,484,230
  Current maturities of long-term
     debt                                           --             --             --             --             --             --
  Short-term borrowings                             --       48,576,800           --             --             --       48,576,800
  Funds held for future distribution                --             --             --             --             --             --
  Income tax payable                                --             --             --             --             --             --
  Accrued taxes payable                         (375,339)    (1,137,201)     1,486,331         47,954      4,333,637      4,355,382
  Overrecovered gas costs                           --             --             --             --        4,999,535      4,999,535
  Other current liabilities                      639,960      6,841,202         31,630         14,242       (290,901)     7,236,133
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Total current liabilities                    768,567     63,004,016      3,954,697        162,010      9,762,790     77,652,080
                                            ------------   ------------   ------------   ------------   ------------   ------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt                                    --       60,000,000           --             --             --       60,000,000
  Gas dev obl & def trust revenue                   --             --             --             --             --             --
  Deferred income taxes                             --       20,568,137           --             --        2,647,696     23,215,833
  Other long-term liabilities                       --        5,465,418           --             --        6,288,996     11,734,414
                                            ------------   ------------   ------------   ------------   ------------   ------------
    Total long-term liabilities                     --       86,033,555           --             --        8,916,692     94,950,247
                                            ------------   ------------   ------------   ------------   ------------   ------------

Minority Interest                                   --             --             --             --             --             --

Stockholders' Equity                          67,879,952     60,963,776      9,969,174        462,368    (68,012,149)    71,263,121
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                      68,648,519    210,001,347     13,923,871        624,378    (49,332,667)   243,865,448
                                            ============   ============   ============   ============   ============   ============